

April 21, 2011

Léo Apotheker
President & Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

      Re: Hewlett-Packard Company
             Form 10-K for the Year Ended October 31, 2010
             Filed December 15, 2010
             File No. 001-04423

Dear Mr. Apotheker:

We have reviewed your letter dated March 31, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 8, 2011.

Form 10-K for the Year Ended October 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

1.   We note from your response to our previous comment 1 that you do not expect any restrictions or taxes on repatriation of amounts held outside of the United States to have a material effect on the company's overall liquidity, financial condition or results of operations. This assertion would appear to be useful information in your liquidity disclosures since you disclose that a "substantial amount" of your cash balances are held outside of the United States. Please revise future filings accordingly or tell us why such disclosure is not meaningful.

2.   We further note in your response that you discuss the ability to meet your U.S. liquidity needs; however, you believe that a general discussion of the company's ability to meet its non-U.S. liquidity needs is not material to investors. Considering a substantial portion of your cash balances are held outside of the U.S. and as it appears those amounts may contribute in a disproportionate way to the company's overall liquidity position, explain further why you believe such a discussion would not be material to investors. We refer to the discussion of "other restrictions" upon a subsidiary's flow of funds addressed in FRC 501.06.a. "Segment Analysis."

3.   In an effort to better understand and evaluate your assertions please tell us the amount of cash that is held outside of the U.S. as of each of the last four quarter-ends. Also with regards to your disclosure that a substantial amount of cash is held outside of the U.S., please revise your disclosures to qualify further what you mean by "a substantial amount." For instance, clarify whether "substantially all" or "a significant large majority" of your cash is held outside of the U.S.

        You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief